Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au

[redacted]

08005617

SEC Mail
Mail Processing
Section

OCT 27 2008

Washington, DC
108

22 October 2008

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL

MACQUARIE

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

PROCESSED
OCT 30 2008
THOMSON REUTERS

10/29

cag_cosec_syd_prd/68580_1

Maquarie Group of Companies
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

20 October 2008

Company Announcements
ASX Limited

Section 259C Exemption Notice - MQG

Macquarie Life Limited (MLL), MQ Specialist Investment Management Limited (MQSIML) and MQ Portfolio Management Limited (MQPML), wholly owned subsidiaries of Macquarie Group Limited (Macquarie), have been granted exemption from compliance with section 259C of the Corporations Act 2001 (Cth) allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to the Australian Securities Exchange Limited on a fortnightly basis.

As at 17 October 2008, in respect of MQSIML and MQPML, the percentage of Macquarie voting shares:

(a) over which they have the power to control voting or disposal was 0.015%; and
(b) underlying any options, derivatives and conditional agreements held by them was 0%.

As at 17 October 2008, in respect of MLL, the percentage of Macquarie voting shares:

(a) over which MLL has the power to control voting or disposal was 0.017%; and
(b) underlying any options, derivatives and conditional agreements held by MLL was 0%.

Yours faithfully

Dennis Leong
Company Secretary

Phone: + 61 2 8232 9739
Fax: + 61 2 8232 4437
Email: Substantial.Holdings@macquarie.com

ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

MACQUARIE

ASX/Media Release

SALE OF ITALIAN MORTGAGE PORTFOLIO

SYDNEY, 20 October 2008 – Macquarie Group Limited ("Macquarie") advises that its banking subsidiary, Macquarie Bank Limited, has signed an agreement to sell its portfolio of Italian mortgages. The transaction is expected to complete by 31 October 2008.

This transaction follows the Group's announcement in March of this year that it would wind back its Australian residential mortgage business due to the impact of increased funding costs. Before the increase in funding costs, the mortgage businesses contributed less than one percent of Macquarie's profit.

As a result of the sale, Macquarie will book a net after tax charge of approximately $A70 million reflecting the write-off of loan acquisition costs and the loss on the sale of the portfolio, which had a book value of approximately €1.1 billion ($A2.0 billion). In addition, Macquarie had already provided for restructuring and redundancy costs. These charges will be brought to account in the half year to 30 September 2008.

Contacts:

Paula Hannaford, Macquarie Group, Corporate Communications	+612 8232 4102
Richard Nelson, Macquarie Group, Investor Relations	+612 8232 5008

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	W Richard Sheppard
Date of last notice	16 September 2008 but 26 November 2007 in respect of Macquarie Private Capital Group ("MPG") stapled securities.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by Bond Street Custodians Limited, as custodian for Macquarie Investment Management Limited, as trustee for Macquarie Superannuation (Wallace Richard Sheppard account), of which Mr Sheppard is a beneficiary.
Date of change	12 June 2008.
No. of securities held prior to change	209,053 MPG stapled securities.
Class	MPG stapled securities.
Number acquired	Nil
Number disposed	209,053 MPG stapled securities
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0.977 per MPG stapled security
No. of securities held after change	Nil
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Securities purchased by Bear Stearns Private Equity Limited, as a result of the privatisation of MPG.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 17 October 2008

Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

Securities and Exchange Commission by
Macquarie Group Limited

File Number: 082-35128

15 October 2008

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

MACQUARIE

Dear Sir/Madam

Macquarie Group Limited - Issued Ordinary Capital and Options Update

Since the last notification to the ASX of the position at 31 August 2008, there has been no change in the number of fully paid ordinary shares of Macquarie Group Limited on issue.

As at 30 September 2008 the number of issued fully paid ordinary $1.00 shares was 281,016,368.

During the period 1 September to 30 September 2008 (inclusive), the following new options have been issued:

- 45,875 options exercisable at $53.91 each and expiring 8 September 2013 (MQG0410); and
- 161,000 options exercisable at $45.35 each and expiring 8 September 2013 (MQG0411); and
- 127,450 options exercisable at $53.91 each and expiring 22 September 2013 (MQG0412); and
- 160,000 options exercisable at $33.49 each and expiring 22 September 2013 (MQG0413).

During the period 1 September to 30 September 2008 (inclusive), the following options have lapsed unexercised:

- 931 options exercisable at $49.57 each and expiring on 3 March 2009 (MQG0293);
- 5,000 options exercisable at $63.42 each and expiring on 20 February 2009 (MQG0304);

- 1,334 options exercisable at $63.34 each and expiring on 8 March 2009 (MQG0305);
- 334 options exercisable at $63.34 each and expiring on 14 March 2009 (MQG0305);
- 74 options exercisable at $63.34 each and expiring on 16 March 2009 (MQG0305);
- 3,336 options exercisable at $63.34 each and expiring on 26 March 2009 (MQG0305);
- 384 options exercisable at $63.34 each and expiring on 30 March 2009 (MQG0305);
- 668 options exercisable at $63.34 each and expiring on 4 February 2009 (MQG0305);
- 134 options exercisable at $63.34 each and expiring on 1 August 2010 (MQG0305);
- 2,667 options exercisable at $70.21 each and expiring on 25 March 2009 (MQG0333);
- 1,475 options exercisable at $61.79 each and expiring on 20 February 2009 (MQG0339);
- 1,847 options exercisable at $61.79 each and expiring on 3 March 2009 (MQG0339);
- 2,667 options exercisable at $61.79 each and expiring on 12 March 2009 (MQG0339);
- 4,667 options exercisable at $61.79 each and expiring on 14 March 2009 (MQG0339);
- 921 options exercisable at $61.79 each and expiring on 16 March 2009 (MQG0339);
- 1,340 options exercisable at $61.79 each and expiring on 17 March 2009 (MQG0339);
- 1,667 options exercisable at $61.79 each and expiring on 26 March 2009 (MQG0339);
- 5,386 options exercisable at $61.79 each and expiring on 30 March 2009 (MQG0339);
- 2,027 options exercisable at $61.79 each and expiring on 1 August 2011 (MQG0339);
- 26,000 options exercisable at $85.30 each and expiring on 10 April 2012 (MQG0366);
- 3,065 options exercisable at $90.83 each and expiring on 23 July 2012 (MQG0377);
- 37,944 options exercisable at $71.41 each and expiring on 15 August 2012 (MQG0379);
- 11,000 options exercisable at $74.30 each and expiring on 24 December

2012 (MQG0391);

- 8,000 options exercisable at $63.74 each and expiring on 8 February 2013 (MQG0394);
- 8,000 options exercisable at $47.29 each and expiring on 22 July 2013 (MQG0405); and
- 40,600 options exercisable at $53.91 each and expiring on 15 August 2013 (MQG0407).

Also, in the notification to ASX on 12 September 2008 of the position as at 31 August 2008 it was stated that the following options lapsed unexercised:

- 3,666 options exercisable at $64.43 each and expiring on 23 October 2011 (MQG0351)

In fact, the following options lapsed unexercised:

- NIL options exercisable at $64.43 each and expiring on 23 October 2011 (MQG0351)

The number of options on issue at 30 September was 54,234,515 all exercisable into one share per option.

Yours faithfully

Paula Walsh
Assistant Company Secretary

Listing of Macquarie Group Limited Options

As at 30 September 2008

MQG Code	Number	Exercise Price	Expiry Date
MQG0241	1,668	$21.66	11/12/2008
MQG0245	4,300	$28.74	23/12/2008
MQG0248	6,000	$34.78	30/03/2009
MQG0253	1,668	$33.45	9/02/2009
MQG0254	3,334	$33.45	9/02/2009
MQG0256	15,834	$33.76	8/03/2009
MQG0257	5,836	$34.67	22/03/2009
MQG0260	1,668	$36.71	8/04/2009
MQG0261	8,168	$35.54	22/04/2009
MQG0262	26,700	$34.66	10/05/2009
MQG0263	14,168	$33.00	24/05/2009
MQG0264	8,334	$33.84	8/06/2009
MQG0265	9,170	$34.27	22/06/2009
MQG0266	15,002	$33.58	8/07/2009
MQG0267	20,000	$33.11	28/02/2009
MQG0267	474,797	$33.11	22/07/2009
MQG0268	1,186,960	$32.75	9/08/2009
MQG0268	5,000	$32.75	7/02/2009
MQG0268	668	$32.75	28/02/2009
MQG0268	1,668	$32.75	26/03/2009
MQG0268	668	$32.75	30/03/2009
MQG0269	1,000	$32.26	4/02/2009
MQG0269	500	$32.26	18/03/2009
MQG0269	700	$32.26	28/02/2009
MQG0269	5,000	$32.26	30/12/2008
MQG0269	908,622	$32.26	23/08/2009
MQG0270	1,668	$30.67	23/08/2009
MQG0271	750	$34.60	13/12/2008
MQG0271	334,328	$34.60	8/09/2009
MQG0272	67,946	$35.28	22/09/2009
MQG0273	83,146	$36.99	8/10/2009
MQG0274	500	$39.64	14/03/2009
MQG0274	24,867	$39.64	22/10/2009
MQG0275	44,988	$40.81	8/11/2009
MQG0276	48,868	$32.75	8/11/2009
MQG0277	11,667	$33.11	8/11/2009
MQG0278	26,920	$41.72	22/11/2009
MQG0279	88,902	$32.75	22/11/2009
MQG0280	28,736	$44.88	8/12/2009
MQG0281	4,900	$34.60	8/12/2009
MQG0283	26,668	$45.15	22/12/2009
MQG0283	5,000	$45.15	31/01/2009
MQG0284	8,334	$46.97	10/01/2010
MQG0285	10,000	$47.28	10/01/2010
MQG0286	5,000	$48.68	24/01/2010

Listing of Macquarie Group Limited Options

As at 30 September 2008

MQG Code	Number	Exercise Price	Expiry Date
MQG0288	56,668	$49.31	8/02/2010
MQG0289	8,336	$49.47	8/02/2010
MQG0291	50,620	$49.16	22/02/2010
MQG0292	22,502	$49.51	8/03/2010
MQG0293	21,668	$49.57	22/03/2010
MQG0293	4,069	$49.57	3/03/2009
MQG0294	38,336	$47.82	8/04/2010
MQG0295	43,335	$45.14	22/04/2010
MQG0296	22,162	$49.31	8/04/2010
MQG0297	30,834	$45.89	9/05/2010
MQG0298	15,068	$49.18	23/05/2010
MQG0300	45,835	$54.24	8/06/2010
MQG0301	31,668	$58.02	22/06/2010
MQG0302	8,334	$49.18	22/06/2010
MQG0303	43,388	$60.41	8/07/2010
MQG0304	13,524	$63.42	22/07/2010
MQG0305	3,780	$63.34	10/10/2008
MQG0305	280	$63.34	20/02/2009
MQG0305	383	$63.34	30/03/2009
MQG0305	6,666	$63.34	7/02/2009
MQG0305	27,624	$63.34	28/02/2009
MQG0305	1,333	$63.34	8/03/2009
MQG0305	1,332	$63.34	15/02/2009
MQG0305	1,031	$63.34	4/02/2009
MQG0305	2,600	$63.34	11/02/2009
MQG0305	146	$63.34	16/03/2009
MQG0305	7,267,885	$63.34	1/08/2010
MQG0305	1,321	$63.34	30/12/2008
MQG0305	3,332	$63.34	8/02/2009
MQG0305	333	$63.34	14/03/2009
MQG0305	4,998	$63.34	26/03/2009
MQG0305	3,333	$63.34	14/02/2009
MQG0306	17,658	$62.13	8/08/2010
MQG0307	30,834	$63.34	8/08/2010
MQG0308	60,000	$63.33	22/08/2010
MQG0309	4,166	$65.72	28/02/2009
MQG0309	40,366	$65.72	8/09/2010
MQG0310	6,707	$63.34	8/09/2010
MQG0312	1,668	$35.28	22/09/2009
MQG0313	28,834	$67.85	22/09/2010
MQG0314	680	$63.34	22/09/2010
MQG0316	11,167	$63.34	10/10/2010
MQG0317	63,334	$70.56	10/10/2010
MQG0318	41,333	$64.16	24/10/2010
MQG0319	49,333	$66.92	8/11/2010

Listing of Macquarie Group Limited Options

As at 30 September 2008

MQG Code	Number	Exercise Price	Expiry Date
MQG0320	54,832	$70.60	22/11/2010
MQG0321	53,166	$68.24	8/12/2010
MQG0321	2,666	$68.24	10/10/2008
MQG0322	23,667	$68.36	22/12/2010
MQG0323	24,500	$67.85	9/01/2011
MQG0324	38,152	$70.47	23/01/2011
MQG0325	82,000	$63.09	8/02/2011
MQG0327	21,000	$61.33	22/02/2011
MQG0328	61,000	$60.35	8/03/2011
MQG0329	19,000	$61.91	22/03/2011
MQG0329	1,333	$61.91	28/02/2009
MQG0329	4,000	$61.91	10/04/2009
MQG0330	70,168	$68.01	10/04/2011
MQG0331	24,000	$68.83	24/04/2011
MQG0332	2,500	$32.75	9/08/2009
MQG0333	1,333	$70.21	25/03/2009
MQG0333	83,000	$70.21	8/05/2011
MQG0334	19,000	$66.83	22/05/2011
MQG0335	25,333	$65.12	8/06/2011
MQG0336	71,000	$65.95	22/06/2011
MQG0337	21,310	$68.03	10/07/2011
MQG0338	34,000	$62.75	22/07/2011
MQG0339	2,333	$61.79	14/03/2009
MQG0339	833	$61.79	26/03/2009
MQG0339	7,000	$61.79	31/01/2009
MQG0339	1,666	$61.79	14/02/2009
MQG0339	9,377,636	$61.79	1/08/2011
MQG0339	1,153	$61.79	3/03/2009
MQG0339	1,201	$61.79	18/10/2008
MQG0339	1,296	$61.79	11/02/2009
MQG0339	459	$61.79	16/03/2009
MQG0339	1,000	$61.79	15/02/2009
MQG0339	239	$61.79	13/12/2008
MQG0339	1,333	$61.79	12/03/2009
MQG0339	1,666	$61.79	7/02/2009
MQG0339	10,700	$61.79	28/02/2009
MQG0339	313	$61.79	20/02/2009
MQG0339	5,769	$61.79	30/03/2009
MQG0339	670	$61.79	17/03/2009
MQG0339	210	$61.79	10/10/2008
MQG0340	26,500	$61.79	8/08/2011
MQG0341	74,400	$60.99	8/08/2011
MQG0342	16,985	$61.79	22/08/2011
MQG0343	88,000	$61.03	22/08/2011
MQG0344	4,000	$61.79	8/09/2011

Listing of Macquarie Group Limited Options

As at 30 September 2008

MQG Code	Number	Exercise Price	Expiry Date
MQG0345	174,000	$64.43	8/09/2011
MQG0345	1,425	$64.43	2/10/2008
MQG0346	2,000	$61.79	22/09/2011
MQG0347	35,000	$65.96	22/09/2011
MQG0348	5,925	$61.79	9/10/2011
MQG0349	96,666	$69.47	9/10/2011
MQG0349	4,000	$69.47	8/04/2009
MQG0350	4,000	$64.43	9/10/2011
MQG0351	11,000	$64.43	23/10/2011
MQG0352	38,000	$72.17	23/10/2011
MQG0353	69,000	$73.31	8/11/2011
MQG0354	35,390	$73.31	20/11/2011
MQG0355	16,000	$74.11	22/11/2011
MQG0356	23,000	$71.92	8/12/2011
MQG0357	53,200	$75.57	22/12/2011
MQG0358	68,000	$78.24	8/01/2012
MQG0359	61,000	$79.33	22/01/2012
MQG0360	1,038	$82.57	30/12/2008
MQG0360	47,000	$82.57	8/02/2012
MQG0361	12,000	$83.55	22/02/2012
MQG0362	35,000	$80.01	8/03/2012
MQG0363	83,000	$80.04	22/03/2012
MQG0364	4,000	$60.99	22/03/2012
MQG0365	12,500	$47.82	23/05/2010
MQG0366	49,000	$85.30	10/04/2012
MQG0367	264,179	$87.73	23/04/2012
MQG0368	1,666	$60.41	8/07/2010
MQG0369	5,000	$63.42	22/07/2010
MQG0370	4,000	$70.60	22/11/2010
MQG0371	117,000	$89.76	8/05/2012
MQG0372	105,000	$94.48	22/05/2012
MQG0373	4,000	$80.04	8/06/2012
MQG0374	60,600	$87.77	8/06/2012
MQG0375	42,000	$91.30	22/06/2012
MQG0376	90,000	$87.18	9/07/2012
MQG0376	769	$87.18	30/12/2008
MQG0377	61,935	$90.83	23/07/2012
MQG0378	46,000	$73.86	8/08/2012
MQG0379	105	$71.41	10/10/2008
MQG0379	329	$71.41	30/12/2008
MQG0379	3,754	$71.41	18/10/2008
MQG0379	4,000	$71.41	31/01/2009
MQG0379	36	$71.41	13/12/2008
MQG0379	425	$71.41	30/12/2008
MQG0379	9,973,443	$71.41	15/08/2012

Listing of Macquarie Group Limited Options

As at 30 September 2008

MQG Code	Number	Exercise Price	Expiry Date
MQG0380	59,365	$71.41	22/08/2012
MQG0381	60,000	$68.06	22/08/2012
MQG0382	97,490	$71.41	10/09/2012
MQG0383	144,000	$71.49	10/09/2012
MQG0384	1,750	$71.41	24/09/2012
MQG0385	126,200	$76.69	24/09/2012
MQG0386	4,865	$71.41	8/10/2012
MQG0387	63,000	$86.34	8/10/2012
MQG0388	76,000	$82.37	22/10/2012
MQG0389	54,000	$77.55	22/11/2012
MQG0390	377,400	$79.38	10/12/2012
MQG0391	70,000	$74.30	24/12/2012
MQG0392	70,000	$72.27	8/01/2013
MQG0393	149,000	$64.40	22/01/2013
MQG0394	204,800	$63.74	8/02/2013
MQG0395	61,000	$54.69	22/02/2013
MQG0396	94,000	$47.79	10/03/2013
MQG0397	69,000	$51.34	25/03/2013
MQG0398	174,000	$56.79	8/04/2013
MQG0399	63,000	$59.16	22/04/2013
MQG0400	113,400	$63.09	8/05/2013
MQG0401	51,000	$59.58	22/05/2013
MQG0402	84,000	$52.89	10/06/2013
MQG0403	31,000	$48.78	23/06/2013
MQG0404	59,000	$47.29	8/07/2013
MQG0405	86,000	$47.29	22/07/2013
MQG0406	56,000	$51.01	8/08/2013
MQG0407	17,230,765	$53.91	15/08/2013
MQG0408	97,323	$53.91	22/08/2013
MQG0409	135,700	$48.61	22/08/2013
MQG0410	45,875	$53.91	8/09/2013
MQG0411	161,000	$45.35	8/09/2013
MQG0412	127,450	$53.91	22/09/2013
MQG0413	160,000	$33.49	22/09/2013
	54,234,515		

END